FILE NO. 82.4524

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Sl
C
St Marg.
Mu
फेक्स/फॅक्स/Fax : 91-22-285 5348

02042623

BEST AVAILABLE COPY

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2236 July 06, 2002

SUPPL

02 JUL 15 AM 12:31

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
47TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2225 dated the June 06, 2002 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 22nd June, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

dlw 7/16 P

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82-4524

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/2225

July 06, 2002

Dear Sir,

LISTING AGREEMENT
47TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement, we enclose six copies of the Notice dated the 22nd June, 2002, issued by our Chairman advising our shareholders that the 47th Annual General Meeting of the shareholders of the Bank will be held at Sri Shanmukhananda Hall, Plot No.292, Comrade Harbanslal Marg, Sion(E), Mumbai – 400022(Maharashtra) on Wednesday, the 7th August, 2002 at 3.30 P.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.

NOTICE

The 47th Annual General Meeting of the Shareholders of the State Bank of India will be held at the Sri Shanmukhananda Hall, Plot No.292, Comrade Harbanslal Marg, Sion(E), Mumbai - 400022 (Maharashtra) on Wednesday, the 7th August, 2002 at 3.30 P.M. for transacting the following business:-

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2002 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai.
Date : 22nd June, 2002
vk\agm\notice1.doc/8

(JANKI BALLABH)
CHAIRMAN

True copy

FILE NO. 82.4524

भारतीय स्टेट बैंक

केन्द्रीय कार्यालय मुंबई - 400 021

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 47 वीं वार्षिक महासभा श्री षणमुखानंद हाल, प्लाट नं. 292, कामरेड हरबंसलाल मार्ग सायन (पूर्व), मुंबई - 400022 (महाराष्ट्र) में बुधवार दिनांक 7 अगस्त 2002 को अपराहन 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

'31 मार्च 2002 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन - पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना'

जानकी वल्लभ

(जानकी वल्लभ)

अध्यक्ष

मुंबई

दिनांक 22 जून 2002

S & B DEPTT.

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2241 July 05, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2215 dated the 05th July, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

02 JUL 15 AM 12:45

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

CO/S&B/VR/2002/2215

July 05, 2002

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that

i) Shri Ananta Chandra Kalita, Director on the Bank's Central Board ceased to be a Director on the Board with effect from 13th May, 2002, on expiry of his term on the 12th May, 2002.

ii) Shri Y.Radhakrishnan, Managing Director & GE(CB) has relinquished office of the Managing Director as on 30th June, 2002 and ceased to be Director on the Board with effect from 1st July, 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

True copy

S.B.I. SHARES & BONDS CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2042 June 20, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
BANK'S AUDITED RESULTS - 31ST MARCH, 2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/1993 dated the June 20, 2002 addressed to Bombay Stock Exchange alongwith a copy of audited financial results of the Bank for the year ended the 31st March, 2002..

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

JUL 15 PM 12: 29

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/1993 June 20, 2002

Dear Sir,

LISTING AGREEMENT
BANK'S AUDITED RESULTS - 31ST MARCH, 2002

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited financial results of the Bank for year ended the 31st March, 2002, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2002

Rs in crores

s	Nine months ended 31st Dec 2001	Quarter ended 31st Mar 2002	Quarter ended 31st Mar 2001	Year ended 31st Mar 2002	Year ended 31st March 2001
rned (a)+(b)+(c)+(d)	22190.62	7619.47	7494.70	29810.09	26138.99
t/discount on advances/bills	8447.69	2615.72	2812.60	11063.41	11143.25
e on Investments	10511.95	3759.92	3160.45	14271.87	11181.14
t on balances with Reserve Bank of India and other interbank funds	2337.90	716.98	651.71	3054.88	1887.05
	893.08	526.85	869.94	1419.93	1927.15
me	2753.86	1420.62	1440.18	4174.48	3883.04
OTAL INCOME (1+2)	24944.48	9040.09	8934.88	33984.57	30021.83
xpended	15454.83	5274.01	5039.04	20728.84	17756.02
Expenses (e) + (f)	5232.96	1977.94	3289.42	7210.90	8298.83
ents to and provisions for employees	3806.89	1345.89	2179.31	5152.78	6011.65
r Operating Expenses	1426.07	632.05	1110.11	2058.12	1287.18
TOTAL EXPENDITURE (3) + (4) (uding Provisions and Contingencies)	28687.79	7251.95	8328.46	27939.74	26054.85
OPERATING PROFIT (A - B) (it before Provisions and Contingencies)	4256.69	1788.14	606.42	6044.83	3966.78
Other Provisions and Contingencies	1311.25	698.94	-158.84	2010.19	1391.17
Provision for Taxes	1129.51	473.51	423.71	1603.02	971.36
NET PROFIT (C - D - E)	1815.93	615.69	341.55	2431.62	1604.25
quity Share Capital	526.30	526.30	526.30	526.30	526.30
excluding revaluation reserves	12935.24	15224.38	12935.24	15224.38	12935.24
al Ratios					
centage of shares held by Govt of India	nil	nil	nil	nil	nil
tal Adequacy Ratio	13.17%	13.35%	12.79%	13.35%	12.79%
ings Per Share	34.50 (not annualised)	11.70 (not annualised)	6.49 (not annualised)	46.20	30.48
ding pattern					
rve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
rs ...... No. of shares	211960178	211960178	211960178	211960178	211960178
...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

BEST AVAILABLE COPY

Segment wise Revenue, Results and Capital Employed

Rs. in crores

		Quarter ended 31st Mar 2002	Year ended 31st Mar 2002
1	**Segment Revenue (Income)**		
a	National Banking Group	7524.51	28372.20
b	Corporate Banking Group	446.29	1918.02
c	Domestic Treasury Operations	4586.18	17743.27
d	International Banking Group	426.01	1748.87
	Total	12982.99	49782.36
	Less: Inter Segment Revenue	4044.52	15900.46
	Net Income from Operations	8938.47	33881.90
2	**Segment Results (Profit before tax)**		
a	National Banking Group	443.69	2345.16
b	Corporate Banking Group	81.29	449.58
c	Domestic Treasury Operations	243.91	932.83
d	International Banking Group	14.12	266.77
	Total	783.01	3994.34
	Less: Other un-allocable expenditure net of un-allocable income	28.86	294.75
	Total Profit Before Tax	754.15	3699.59
3	**Capital Employed** (Capital and Reserves allocated according to risk weighted assets)		
a	National Banking Group	7686.79	7686.79
b	Corporate Banking Group	2810.42	2810.42
c	Domestic Treasury Operations	2236.46	2236.46
d	International Banking Group	2490.71	2490.71
	Total	15224.38	15224.38

Board have declared a dividend of Rs.6.00 per share for the year ended 31st March 2002 subject to necessary approval from RBI as it exceeds 25%.
nd provisions for Employees for the year ended 31st March 2002 include an amount of Rs 354.51 crore (Rs.265.89 crore for the 9-month period ended 31st December 2001 and Rs.88.62 crore for the quarter ended 31st March 2002) towards writing off on pro-rata basis,
enue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01. The remaining amount of Deferred Revenue Expenditure of Rs.1063.54 crore will be amortised equally over a further period of 3 years ending FY 2004-05, in accordance with RBI guidelines.
with RBI guidelines, there has been a change in accounting policy on valuation of investments in the 'Held for Trading' category from market value to book value or market value whichever is lower. Consequent to such change, the profit for the year is lower by Rs.106.46 crore,
nding decrease in the book value of investments.
with the Accounting Standard 22 issued by the Institute of Chartered Accountants of India (ICAI), transitional deferred tax liability of Rs.353 crore as on 1st April 2001 has been adjusted against Reserves. Provision for Taxes for the year ended 31st March 2002
eferred tax credit of Rs.335.05 crore.
Foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
ees of the Bank can encash unavailed leave during the period of service. Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis
previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.
have been taken on record by the Central Board of the Bank on the 20th June 2002

2002

S.GOVINDARAJAN
Managing Director &
Group Executive (NB)

Y.RADHAKRISHNAN
Managing Director &
Group Executive (CB)

JANKI BALLABH
Chairman